Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of DuPont Fabros Technology, Inc. for the registration of common stock, preferred stock, depository shares, warrants, and rights and to the incorporation by reference therein of our reports dated February 24, 2009, with respect to the consolidated financial statements and schedule of DuPont Fabros Technology, Inc., and the effectiveness of internal control over financial reporting of DuPont Fabros Technology, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

April 14, 2009